Proskauer Rose LLP 70 West Madison, Suite 3800 Chicago, IL 60602-4342

August 24, 2017

Via EDGAR

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Realty Capital Healthcare Trust III, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 19, 2017

File No. 000-55625

Dear Mr. Kluck:

We are writing on behalf of our client, American Realty Capital Healthcare Trust III, Inc. (the “Company”), to supplement the analysis contained in our letter dated August 8, 2017, as orally requested by the staff of the Securities and Exchange Commission (the “Commission”) on August 21, 2017.

Legal Standard

For Rule 13e-3 to apply to the transaction contemplated by the above-referenced proxy statement, an affiliate of the Company must be engaged in the transaction with the Company. Rule 13e-3(a)(1) defines an affiliate of an issuer to be a person that directly or indirectly controls, is controlled by, or is under common control with such issuer. Accordingly, for Rule 13e-3 to apply to the proposed transaction, Healthcare Trust, Inc. (“HTI”) must control, be controlled by, or be under common control with the Company. Rule 12b-2 defines control to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an issuer, whether through ownership of voting securities, by contract or otherwise.

HTI does not Control and is not Controlled by the Company

As discussed with the staff on August 21, 2017, we do not believe that HTI either controls or is controlled by the Company. HTI does not, directly or indirectly, own any voting securities of the Company and does not, directly or indirectly, have any contractual or other arrangements that would enable it to direct or cause the direction of the management and policies of the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

HTI and the Company are not under Common Control

Legal Standard for Finding Common Control

We understand that the Commission and its staff generally apply a facts and circumstances analysis when making determinations with respect to control status .1 However, we have not located any guidance from the Commission or its staff on how to apply Rule 12b-2’s definition of control in the context of analyzing whether two entities are “under common control.” Specifically, we have not located any positions from the Commission or its staff that two entities are under common control (or are presumed to be under common control) simply because the same person or group of persons controls (or is presumed to control) each of the entities individually.

No Person or Group of Persons has Sufficient Control over both HTI and the Company to Cause HTI and the Company to be under Common Control

Given the lack of guidance and the directive to apply a facts and circumstances analysis, we believe that, for HTI and the Company to be under common control, a person or group of persons must exercise sufficient power to direct or cause the direction of the management and policies of both HTI and the Company. In other words, while some level of control (or presumed control) of each of HTI and the Company by a person or a group of persons is necessary to conclude that HTI and the Company are under common control, control of each of HTI and the Company, alone, does not necessarily lead to a conclusion that HTI and the Company are under the common control of this person or group of persons. For the reasons below, we do not believe that any person or group of persons has sufficient power to direct or cause the direction of the management and policies of both HTI and the Company to cause them to be under the common control of such person or group of persons.

•	No person or group of persons beneficially owns securities comprising more than 1% of the voting power of either HTI or the Company. Accordingly, no person or group of persons has any significant level of influence on any action by stockholders of either entity, including the election of directors. As a result, no person or group of persons can indirectly influence board action of both entities through its share ownership and voting power.

•	No person serves as an independent director of both HTI and the Company. HTI’s board consists of five directors (including four independent directors), and the Company’s board consists of three directors (including two independent directors). The only person who is a member of both boards is the sole non-independent director of each board. As discussed below, this sole non-independent director does not have sufficient power to influence board action of both entities. No relationship exists between the other directors (i.e., the independent directors) of HTI and the Company. Accordingly, no person or group of persons can influence board action of both entities in his, her or their capacity as a director.

 1 See, e.g., Release 34-16075 (August 2, 1979) (“The determination of whether a person is in control of an issuer…depends on all the facts and circumstances and is not limited to control obtained through ownership of equity securities”).

Two of the most important factors of establishing control over two entities – through ownership of voting securities (and influencing action by stockholders) and through independent director representation (and influencing board action) – are absent in this situation. While HTI and the Company do have relationships with some of the same persons and entities, we do not believe, for the reasons discussed below, that these common relationships, individually or in the aggregate, lead to a conclusion that HTI and the Company are under common control. In light of the lack of common ownership and lack of common independent directors between HTI and the Company, we believe that the persons and entities giving rise to these common relationships do not have the power to cause both entities to act in unison on matters relating to the entities’ management and policies. Accordingly, we do not believe that HTI and the Company are under common control.

AR Global

Although AR Global controls the advisor to, and property manager of, each of HTI and the Company, we do not believe that these relationships leads to a conclusion that HTI and the Company are under the direct or indirect common control of AR Global.

In reaching this conclusion, we note that AR Global does not directly or indirectly beneficially own more than 1% of the voting power of either HTI or the Company. Additionally, AR Global’s control of the respective property managers of HTI and the Company do not cause HTI and the Company to be under common control of AR Global because the property managers are not tasked with directing the management or policies of the two entities. Rather, each property manager’s role is to manage, operate, maintain and lease the applicable entity’s properties.

As externally-managed real estate investment trusts, neither HTI nor the Company has any employees. Each of HTI and the Company has entered into an advisory agreement with an advisor. Pursuant to the advisory agreement, the advisor is tasked with presenting to the entity potential investment opportunities and providing an investment program consistent with the investment objectives and policies of the entity as determined and adopted by the entity’s board of directors. Additionally, the advisor also performs and supervises the various administrative functions necessary for the day-to-day management of the entity’s operations. To the extent the advisor’s contractual authority to provide these services constitutes the power to direct the management and policies of the applicable entity, we do not believe, for the following reasons, that the two entities are under common control of AR Global simply because AR Global controls both advisors.

•	The critical management and policy decisions involved in operating HTI and the Company revolve around property acquisitions or dispositions, setting distribution rates, borrowing money and repurchasing shares of common stock. Each one of these decisions requires the approval of the board of directors of the applicable entity. Without approval from both boards, AR Global does not have the power to cause HTI and the Company to act in unison and take these actions. AR Global cannot indirectly exercise this power through the board of directors of either entity, which makes decisions independently from each other. In this regard, AR Global does not have any contractual right to nominate or appoint a director to either entity’s board. Furthermore, AR Global does not have any right to remove a director from either entity’s board. While Edward M. Weil, Jr., the chief executive officer and a member of AR Global, serves on the board of both HTI and the Company (see the discussion below), he cannot individually effect board action by either entity, or cause both entities’ boards to act in unison, because he is only one of five directors of HTI and one of three directors of the Company.

•	AR Global cannot, directly or indirectly through the advisors to HTI and the Company, veto any action by the board of directors of either entity or require the board of directors of either entity to take or refrain from taking any action. Rather, AR Global, indirectly through the advisors, can only perform the services described above, which are governed by the advisory agreement with each entity. HTI can terminate its advisory agreement, for cause, through a 2/3 vote of the independent directors and 45 days notice. The Company can terminate its advisory agreement, without cause, through a majority vote of the independent directors and 60 days notice. With respect to both entities, AR Global cannot, through Mr. Weil’s position on the board, affect the decision to terminate the advisory agreement because he is not an independent director and only the independent directors participate in the decision to terminate the agreement.

We believe that the factors discussed above show that AR Global does not exercise sufficient power to direct or cause the direction of the management and policies of both HTI and the Company to conclude that the two entities are under common control of AR Global.

W. Todd Jensen and Katie Kurtz

W. Todd Jensen and Katie Kurtz serve as Chief Executive Officer and Chief Financial Officer, respectively, of HTI but are not employed or compensated directly by HTI. Mr. Jensen and Ms. Kurtz hold the same positions at HTI’s advisor and property manager. Mr. Jensen and Ms. Kurtz also serve as Interim Chief Executive Officer and Chief Financial Officer, respectively, of the Company but are not employed or compensated directly by the Company. Mr. Jensen and Ms. Kurtz hold the same positions at the Company’s advisor and property manager. Mr. Jensen and Ms. Kurtz are employees of an affiliate of AR Global. Notwithstanding these relationships, we do not believe that HTI and the Company are under the direct or indirect common control of Mr. Jensen or Ms. Kurtz.

Neither Mr. Jensen nor Ms. Kurtz beneficially owns any voting securities of either HTI or the Company. Accordingly, HTI and the Company cannot be under common control of Mr. Jensen or Ms. Kurtz through their share ownership.

As discussed above under “AR Global,” the advisor and property manager of the entities do not exercise sufficient power over the management and policies of both HTI and the Company. Accordingly, HTI and the Company cannot be under common control of Mr. Jensen or Ms. Kurtz acting indirectly through their positions at the advisors and property managers.

To the extent Mr. Jensen or Ms. Kurtz’s authority as an officer of each entity constitutes the power to direct the management and policies of the entity, we do not believe that the two entities are under the direct common control of Mr. Jensen or Ms. Kurtz. Mr. Jensen and Ms. Kurtz have no role in making the critical management and policy decisions – property acquisitions and dispositions, setting distribution rates, borrowing money and repurchasing shares of common stock – involved in operating HTI and the Company. As discussed above under “AR Global,” these decisions are made by the board of directors of the applicable entity. Neither Mr. Jensen nor Ms. Kurtz serves as a director of either entity. Accordingly, without the approvals of both entities’ boards of directors, neither Mr. Jensen nor Ms. Kurtz can direct or cause the direction of the management and policies of both HTI and the Company.

We believe that the foregoing factors – lack of equity ownership, lack of indirect control of both entities through their respective advisor and property manager and the lack of direct control of both entities through the officer positions – show that Mr. Jensen and Ms. Kurtz do not exercise sufficient power to direct or cause the direction of the management and policies of both HTI and the Company to conclude that the two entities are under common control of Mr. Jensen or Ms. Kurtz.

Edward M. Weil, Jr.

Although Mr. Weil is the chief executive officer and a member of AR Global and is a director of each of HTI and the Company, we do not believe that these relationships lead to a conclusion that HTI and the Company are under the direct or indirect common control of Mr. Weil.

As discussed above, AR Global does not exercise sufficient power over the management and policies of both HTI and the Company to lead to a conclusion that the two entities are under common control of AR Global. Accordingly, HTI and the Company cannot be under common control of Mr. Weil acting indirectly through AR Global.

To the extent Mr. Weil’s authority as a director of each entity constitutes the power to direct the management and policies of the entity, we do not believe that the two entities are under the common control of Mr. Weil. Mr. Weil cannot individually effect board action by either entity, or cause both entities’ boards to act in unison, because he is only one of five directors of HTI and one of three directors of the Company. Board action by each entity requires the vote of a majority of the directors. Accordingly, to effect board action by both entities, Mr. Weil would need the support of two independent directors of HTI and one independent director of the Company. This need for additional independent directors from each entity to effect a board action demonstrates that Mr. Weil does not have the power to direct the management and policies of both HTI and the Company.

Furthermore, there are many examples of an individual serving as a director of two or more public companies. Even if there were a presumption that a director controls each public company on which he or she serves on the board of directors, we do not believe that the Commission or its staff has stated that the public companies sharing that common director are presumed to be under common control.

Mr. Weil does not beneficially own more than 1% of the voting power of either HTI or the Company. We believe that this lack of ownership of the two entities, together with the inability to indirectly control both entities through AR Global and the inability to directly control both entities as one of several directors, show that Mr. Weil does not exercise sufficient power to direct or cause the direction of the management and policies of both HTI and the Company to conclude that the two entities are under common control of Mr. Weil.

Conclusion

While we have not located any guidance from the Commission or its staff regarding the factors required to conclude that two entities are under common control, it is clear that the Commission and its staff apply a facts and circumstances analysis when making determinations with respect to control status, including when two entities are under common control. In applying this facts and circumstances analysis, we note that there does not appear to be any Commission or staff guidance stating that two entities are under common control (or presumed to be under common control) simply because the same person or group of persons has control (or is presumed to have control) over each of the entities individually.

No person or group of persons beneficially owns more than 1% of the voting power of either HTI or the Company and there are no common independent directors between the two entities. While HTI and the Company do have relationships with some of the same persons and entities, these common relationships, either individually or in the aggregate and when considered in light of the lack of common ownership of the two entities and the lack of common independent directors on the two entities’ board, do not lead to a conclusion that HTI and the Company are under common control, for the reasons described above. As a result, when analyzing the facts and circumstances regarding HTI and the Company, we do not believe that they are under common control. Accordingly, HTI and the Company are not affiliates and Rule 13e-3 does not apply to the proposed transaction.

We appreciate your review. Please feel free to contact me at (312) 962-3567.

Sincerely,

/s/ Michael J. Choate, Esq.
Michael J. Choate, Esq.
Proskauer Rose LLP

cc:	James Tanaka, Esq.

Chief Securities Counsel & EVP

AR Global Investments, LLC

William E. Carlson, Esq.
Shapiro Sher Guinot & Sandler, P.A.